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                                                Filed pursuant to Rule 424(b)(3)
                                            Reg. Nos. 333-86695 and 333-86695-01



Prospectus Supplement
(To Prospectus dated October 8, 1999)

Metris Companies Inc.
Exchange Offer for 10 1/8% Senior Notes due 2006


     This document supplements and amends the Prospectus dated October 8, 1999 relating to the offer to exchange all of the outstanding unregistered 10 1/8% Senior Notes due 2006 of Metris Companies Inc. for new registered 10 1/8% Senior Notes due 2006.

     The Prospectus states that the exchange offer will expire at 5:00 p.m., New York City time, on November 12, 1999, unless we extend it. Metris Companies Inc. has decided to extend the exchange offer and this prospectus supplement amends the prospectus as set forth below.

     The exchange offer will expire at 5:00 p.m., New York City time, on November 19, 1999, unless we further extend it. All other terms and conditions of the exchange offer remain the same. You may deposit or withdraw your old notes at any time before 5:00 p.m., New York City time, on November 19, 1999. As of November 12, 1999, approximately $145 million (out of $150 million) in aggregate principal amount of the old notes have been tendered pursuant to the exchange offer for a like principal amount of new notes.

     See "Risk Factors" beginning on page 7 of the Prospectus for a discussion of risk factors that you should consider before deciding to tender your old notes.






          The date of this prospectus supplement is November 15, 1999.